La Quinta Inns, Inc.                                          [LaQuinta logo]
112 E. Pecan Street
San Antonio, Texas 78205
P.O. Box 2636
San Antonio, Texas 78299-2636
210-302-6129


                                                              May 18, 1998



Dear Shareholders:

     On January 3, 1998, La Quinta Inns, Inc. ("La Quinta") entered into a merger agreement with Meditrust Corporation ("Meditrust") and Meditrust Operating Company pursuant to which La Quinta will merge into Meditrust with Meditrust being the surviving company. In the merger, La Quinta common stock will be exchanged for shares of Meditrust common stock and Meditrust Operating Company common stock (the "Paired Shares") or, at your election, exchanged for cash. After the merger, holders of Paired Shares will be entitled to receive a cash earnings and profits distribution from Meditrust. Each share of La Quinta common stock exchanged for cash will receive $26.00 in cash. However, the total cash payable in the merger and the portion of the earnings and profits distribution payable with respect to Paired Shares issued in the merger to La Quinta shareholders is limited to approximately $521 million in the aggregate. If the total cash elections in the merger exceed the maximum cash available to be paid in the merger, the available cash will be prorated among La Quinta shareholders making cash elections. As a result, if you elect to exchange your shares for cash in the merger, you will likely instead receive cash for some of your La Quinta common stock and Paired Shares for the balance of your La Quinta common stock.

     BankBoston, N.A. has been designated as the exchange agent (the "Exchange Agent") to exchange certificates representing La Quinta common stock for cash and/or a certificate representing the appropriate number of Paired Shares to which you are entitled. If you elect to receive cash for your La Quinta common stock, you must submit to the Exchange Agent the stock certificate(s) representing your La Quinta common stock, along with the enclosed Cash Election Form and any other supporting documentation required by the Exchange Agent. Please read the Cash Election Form carefully and be sure to follow the instructions.

     If you elect to receive cash for your La Quinta shares and you wish to send your certificates and Cash Election Form by mail, we recommend sending them by registered mail, properly insured. An envelope addressed to the Exchange Agent is enclosed for your convenience. Your properly completed Cash Election Form together with your La Quinta common stock certificate(s) and all other required documents must be received by the Exchange Agent by 5:00 p.m. Boston time on June 15, 1998.

     If you do not elect to receive cash for your La Quinta common stock, the Exchange Agent will mail to you, after the merger is consummated, a transmittal letter with instructions for exchanging your La Quinta common stock for Paired Shares.

     If you have any questions concerning the surrender of stock certificates, please contact the Exchange Agent at (800) 730-4001 or the joint proxy solicitor at (800) 549-6746 for additional information.


                                         Very truly yours,


                                         /s/ Gary L. Mead


                                         Gary L. Mead
                                         President and
                                         Chief Executive Officer